October 6, 2011 Annuity Investors Life Insurance Company Attn: Donna Tarkington 525 Vine Street 7th Floor Cincinnati, OH 45020	ALPS Distributors, Inc. 1290 Broadway Suite 1100 Denver, CO 80203 303.623.2577 TEL 303.623.7850 FAX www.alpsinc.com

RE:

Consent Regarding the Continuation of Fund Participation Agreement and Related Agreements (the “Agreements”) with ALPS Advisors, Inc. and ALPS Distributors, Inc. for Financial Investors Variable Insurance Trust

Dear Valued Partner:

On July 19, 2011, ALPS Holdings, Inc. (“ALPS”), the parent company of ALPS Advisors, Inc. (“AAI”) and ALPS Distributors, Inc. (“ADI”), entered into a merger agreement pursuant to which ALPS agreed to be acquired by DST Systems, Inc. (the “Transaction”). This acquisition also includes an indirect controlling interest in AAI and ADI. The Transaction is anticipated to close in the fourth quarter of 2011.

The Agreements that AAI and/or ADI currently have with your company regarding Financial Investors Variable Insurance Trust generally contain provisions that may require your consent prior to an assignment. The consummation of the Transaction may be deemed an assignment by AAI and ADI.

AAI and ADI are hereby requesting that your company sign this consent to acknowledge your approval of the continuation of the Agreements under the same terms and conditions, including the same provisions for services and fees, upon the consummation of the Transaction.

Please return your company’s executed consent by e-mail to Jada.Firchau@alpsinc.com, or via facsimile to 720.931.3345. If you should need any further assistance regarding this matter, please do not hesitate to contact Amy Temkin, Assistant Vice President, Institutional Client Relations.

Sincerely,

/s/ Thomas A. Carter

Thomas A. Carter

President,

ALPS Advisors, Inc.

ALPS Distributors, Inc.

Acknowledged and Agreed:

By:	/s/ John P. Gruber
Name:	John P. Gruber
Title:	Senior Vice President

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